FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-172849

PROSPECTUS SUPPLEMENT

(to Prospectus dated May 2, 2011)

$30,000,000

Common Stock

We have entered into an At Market Issuance Sales Agreement, or sales agreement, with MLV & Co. LLC, or MLV, relating to the sale of shares of our common stock offered by this prospectus supplement and the related prospectus. In accordance with the terms of the sales agreement, under this prospectus supplement and related prospectus we may offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $30.0 million from time to time through MLV, acting as agent.

Our common stock is traded on The NASDAQ Capital Market, or the Exchange, under the symbol “GALT.” The last reported sale price of our common stock on October 24, 2013 was $10.82 per share.

Sales of our common stock, if any, under this prospectus supplement and the related prospectus will be made by any method permitted that is deemed an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the Exchange, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, and/or any other method permitted by law. MLV is not required to sell any specific amount, but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

MLV will be entitled to compensation at a commission rate equal to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, MLV may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of MLV may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to MLV with respect to certain liabilities, including liabilities under the Securities Act.

Investing in these securities involves a high degree of risk. Before buying shares of our common stock, you should carefully consider the risk factors described in “Risk Factors” beginning on page S-8 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement and any free writing prospectus that we have authorized for use in connection with this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement and the related prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 25, 2013

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the related prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and MLV has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLV is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this prospectus supplement, the related prospectus, the documents incorporated by reference in this prospectus supplement and the related prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the related prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus supplement entitled “Where You Can Find Additional Information About Us” and “Incorporation of Certain Documents by Reference.”

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in the related prospectus and the documents incorporated by reference in this prospectus supplement and the related prospectus. The second part, the related prospectus dated May 2, 2011 on file with the SEC as part of the Company’s Registration Statement on Form S-3 filed on March 16, 2011, including the documents incorporated by reference therein, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in the related prospectus), the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into the related prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless otherwise indicated in this prospectus or the context otherwise requires, all references to “we,” “us,” “our,” “the Company,” and “Galectin” refer to Galectin Therapeutics Inc. and its subsidiaries.

FORWARD–LOOKING STATEMENTS

Certain matters discussed in this prospectus supplement and the related prospectus may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “anticipate,” “believe,” “estimate,” “may,” “expect” and similar expressions are generally intended to identify forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus supplement and the related prospectus, as well as other factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, statements about our:

•	plans and expectations regarding pre-clinical and clinical trials;

•	plans and expectations regarding regulatory approvals;

•	plans regarding lawsuits, arbitration, and any related indemnification of Company employees;

•	our strategy and expectations for clinical development and commercialization of our products;

•	potential strategic partnerships;

•	expectations regarding the effectiveness of our drugs, treatments or products;

•	plans for research and development and related costs;

•	our commitments and contingencies;

•	our market risk exposure; and

•	expectations regarding liquidity, sufficiency of cash to fund operations, and the need for future capital.

The forward-looking statements contained in this prospectus supplement and the related prospectus reflect our views and assumptions only as of the date of this prospectus supplement and the related prospectus, respectively. Except as required by law, we assume no responsibility for updating any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. In addition, with respect to all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the related prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the related prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement and the related prospectus, our consolidated financial statements and the related notes thereto and the other documents incorporated by reference in this prospectus supplement and the related prospectus.

Our Company

We are a development-stage company engaged in drug research and development to create new therapies for fibrotic disease and cancer. Galectins are a class of proteins that are made by many cells in the body. As a group, these proteins are able to bind to sugar molecules that are part of other proteins in and on the cells of the body. Galectin proteins act as a kind of glue, bringing together molecules that have sugars on them. Galectin proteins are known to be markedly increased in a number of important diseases including scaring of organs (e.g. liver, lung, kidney, and heart) and cancers of many kinds. The increase in galectin protein promotes the disease and is detrimental to the patient.

Our drug candidates are based on our method of targeting galectin proteins, which are key mediators of biologic and pathologic functions. We use naturally occurring, readily-available plant materials as starting material in manufacturing processes to create proprietary complex carbohydrates with specific molecular weights and other pharmaceutical properties. These complex carbohydrate molecules are appropriately formulated into acceptable pharmaceutical formulations. Using these unique carbohydrate-based candidate compounds that bind and inhibit galectin proteins, we are undertaking the focused pursuit of therapies for indications where galectins have a demonstrated role in the pathogenesis of a given disease. We focus on diseases with serious, life-threatening consequences to patients and those where current treatment options are limited. Our strategy is to establish and implement clinical development programs that add value to our business in the shortest period of time possible and to seek strategic partners when a program becomes advanced and requires additional resources.

We endeavor to leverage our scientific and product development expertise as well as established relationships with outside sources to achieve cost-effective and efficient development. These outside sources, amongst others, provide us with expertise in preclinical models, pharmaceutical development, toxicology, clinical development, pharmaceutical manufacturing, sophisticated physical and chemical characterization, and commercial development. We also have established a collaborative scientific discovery program with leading experts in carbohydrate chemistry and characterization. This discovery program is aimed at the targeted development of new molecules which bind galectin proteins and offer alternative options to larger market segments in our primary disease targets. We are pursuing a development pathway to clinical enhancement and commercialization for our lead compounds in liver fibrosis and fatty liver disease as well as in immune enhancement for cancer therapy. All of our proposed products are presently in development, including pre-clinical and clinical trials.

Our principal executive offices are located at 4960 Peachtree Industrial Boulevard, Suite 240, Norcross, Georgia, 30071, and our telephone number is (678) 620-3186. We maintain a website on the Internet at www.galectintherapeutics.com and our e–mail address is contact@galectintherapeutics.com. Our Internet website, and the information contained on it, are not to be considered part of this prospectus.

Recent Developments

At June 30, 2013, we had approximately $5.1 million of cash and cash equivalents on hand. During the third quarter of fiscal 2013, we raised $3 million in a private placement from an individual investor and received approximately $3.1 million from the exercise of warrants and options. At September 30, 2013, we had approximately $9.7 million of cash and cash equivalents on hand.

Subsequent to the close of our third quarter for fiscal 2013, we received an additional $900,000 from the exercise of warrants on October 16, 2013, which resulted in cash and cash equivalents available of approximately $10.29 million at that time.

During the third quarter of fiscal 2013, we also announced the following developments regarding our clinical trials and drug development programs:

•	We received Fast Track designation from the FDA with respect to our clinical development program of GR-MD-02;

•	The first patient was successfully dosed in our Phase 1 clinical trial of GR-MD-02; and

•	We received a notice of issuance from the U.S. Patent and Trademark Office for Patent Application Number 13/573,454 titled “Galacto-rhamnogalacturonate compositions for the treatment of non-alcoholic steatohepatitis and non-alcoholic fatty liver disease.” The patent covers the Company’s carbohydrate-based galectin inhibitor compound GR-MD-02 for use in patients with fatty liver disease with or without fibrosis or cirrhosis.

The Offering

Common stock offered by us pursuant to this prospectus supplement	Shares of our common stock having an aggregate offering price of up to $30.0 million.

Manner of offering	“At the market offering” that may be made from time to time on The NASDAQ Capital Market or other market for our common stock in the U.S. through our agent, MLV & Co. LLC. See the section entitled “Plan of Distribution” on page S–9 of this prospectus supplement.

Use of proceeds	We intend to use the net proceeds of this offering for the continued development of our drug research and development programs, including the current clinical trial for GR-MD-02, and for general corporate purposes. See the section entitled “Use of Proceeds” on page S–7 of this prospectus supplement.

Risk factors	See “Risk Factors” beginning on page S–6 of this prospectus supplement and the other information included in, or incorporated by reference into, this prospectus supplement for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ Capital Market symbol	GALT

RISK FACTORS

Investment in our common stock involves risks. Before deciding whether to invest in our common stock, you should consider carefully the risk factors discussed below and those contained in the section entitled “Risk Factors” contained in our Annual Report on Form 10–K for the year ended December 31, 2012, as filed with the SEC on March 29, 2013, which is incorporated herein by reference in its entirety, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC. If any of the risks or uncertainties described in our SEC filings actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Associated with this Offering

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds from this offering for general corporate purposes and to continue clinical trials of our product candidates, specifically with respect to the continuation of our current clinical trial for GR-MD-02. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

You will experience immediate and substantial dilution.

The offering price per share in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. Assuming that an aggregate of 2,772,643 shares of our common stock are sold at a price of $10.82 per share, the last reported sale price of our common stock on the Exchange on October 24, 2013, for aggregate gross proceeds of approximately $30 million, and after deducting commissions and estimated offering expenses payable by us, you will experience immediate dilution of $8.86 per share, representing the difference between our as adjusted net tangible book value per share as of December 31, 2012 after giving effect to this offering and the assumed offering price. The exercise of outstanding stock options and warrants, or the conversion of outstanding preferred stock into common stock, will result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $30.0 million from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We estimate that the net proceeds from the sale of the shares of common stock that we are offering may be up to approximately $29.0 million, after deducting MLV’s commission and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for the continued development of our drug research and development programs, including the current clinical trial for GR-MD-02, and for general corporate purposes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value of our common stock as of December 31, 2012 was approximately $7.9 million, or approximately $0.49 per share of common stock based upon 16,060,853 shares outstanding. Net tangible book value per share is equal to our total tangible assets, less our total liabilities, divided by the total number of shares outstanding as of December 31, 2012.

After giving effect to the sale of our common stock in the aggregate amount of $30.0 million at an assumed offering price of $10.82 per share, the last reported sale price of our common stock on The NASDAQ Capital Market on October 24, 2013, and after deducting estimated offering commissions payable by us, our net tangible book value as of December 31, 2012 would have been $36.9 million, or $1.96 per share of common stock. This represents an immediate increase in net tangible book value of $1.47 per share to our existing stockholders and an immediate dilution in net tangible book value of $8.86 per share to new investors in this offering.

The following table illustrates this calculation on a per share basis:

Offering price per share	$10.82
Net tangible book value per share	$0.49
Increase in net tangible book value per share attributable to the offering	$1.47
As-adjusted net tangible book value per share after giving effect to the offering	$1.96
Dilution in net tangible book value per share to new investors	$8.86

The number of shares of our common stock to be outstanding immediately after this offering is based on 16,060,853 shares of our common stock outstanding as of December 31, 2012. The number of shares outstanding as of December 31, 2012 excludes:

•	7,424,241 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $3.64;

•	3,539,961 shares issuable upon exercise of outstanding options with a weighted average exercise price of $5.66;

•	979,259 shares reserved for issuance under our 2009 Incentive Compensation Plan; and

•	2,627,110 shares issuable upon the conversion of preferred stock.

The foregoing table does not give effect to the exercise of any outstanding options or warrants or the conversion of preferred stock to common stock. To the extent options and warrants are exercised, or to the extent preferred stock is converted to common stock, there may be further dilution to new investors.

PLAN OF DISTRIBUTION

We have entered into an At Market Issuance Sales Agreement with MLV under which we may issue and sell our common stock from time to time through MLV acting as agent, subject to certain limitations, including the number of shares registered under the registration statement to which the offering relates. The form of the sales agreement was filed as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is incorporated by reference in this prospectus supplement. The sales, if any, of shares made under the sales agreement will be made by any method that is deemed an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Exchange, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, and/or any other method permitted by law. We may instruct MLV not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or MLV may suspend the offering of common stock upon notice and subject to other conditions.

Each time we wish to issue and sell common stock under the sales agreement, we will notify MLV of the number of shares to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed MLV, unless MLV declines to accept the terms of the notice, MLV has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of MLV under the sales agreement to sell our common stock are subject to a number of conditions that we must meet.

We will pay MLV commissions for its services in acting as agent in the sale of common stock. MLV will be entitled to a commission in an amount equal to 3% of the gross proceeds from the sale of common stock offered hereby. In addition, we have agreed to reimburse MLV for fees and disbursements related to its legal counsel in an amount not to exceed $25,000, and for certain other expenses. We estimate that the total expenses for the offering, excluding compensation payable to MLV under the terms of the sales agreement, will be approximately $75,000.

Settlement for sales of common stock will generally occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and MLV in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the common stock on our behalf, MLV may, and will with respect to sales effected in an “at–the–market offering,” be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of MLV may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to MLV against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse MLV for certain other specified expenses.

The offering of our common stock pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all of our common stock provided for in this prospectus supplement or (ii) termination of the sales agreement as provided therein.

MLV and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, MLV will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon by McCarter & English LLP of Boston, Massachusetts. LeClairRyan, A Professional Corporation, New York, New York, is counsel for MLV in connection with this offering.

EXPERTS

The consolidated financial statements of Galectin Therapeutics, Inc. and subsidiaries as of December 31, 2012 and 2011 and for the years then ended, and the cumulative period ended December 31, 2012, have been incorporated by reference herein in reliance upon the report of McGladrey LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

We file reports with the SEC on an annual basis using Form 10–K, quarterly reports on Form 10–Q and current reports on Form 8–K. You may read and copy any such reports and amendments thereto at the SECs Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1–800–SEC–0330 for information on the Public Reference Room. Additionally, the SEC maintains a website that contains annual, quarterly, and current reports, proxy statements, and other information that issuers (including us) file electronically with the SEC. The SECs website address is http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at www.galectintherapeutics.com. Our stock is quoted on the NASDAQ Capital Market under the symbol “GALT.”

This prospectus supplement and the related prospectus are only part of a registration statement on Form S–3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus supplement, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement and related prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and related prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering (other than, unless otherwise specifically indicated, current reports furnished under Item 2.02 or Item 7.01 of Form 8–K and exhibits filed on such form that are related to such items):

•	Our Annual Report on Form 10–K for the year ended December 31, 2012;

•	Our Quarterly Reports on Form 10–Q for the quarters ended March 31, 2013 and June 30, 2013;

•	Our Current Report on Form 8–K filed with the SEC on August 21, 2013;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 12, 2013; and

•	The description of our common stock contained in our registration statement on Form 8–A filed with the SEC on September 9, 2003 (File No. 001–31791), as amended pursuant to Amendment No. 1 to Form 8-A filed with the SEC on March 22, 2012.

We also incorporate by reference all documents we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the common stock to which this prospectus supplement and the related prospectus relates has been sold or the offering is otherwise terminated.

$30,000,000

Galectin Therapeutics Inc.

Galectin Therapeutics Inc.

Common Stock

PROSPECTUS SUPPLEMENT

October 25, 2013